Exhibit 99.1
Maxeon Solar Technologies provides Business Update and Announces Preliminary Third Quarter Revenue and Shipment Results

SINGAPORE, October 10, 2023 (PRNewswire) -- Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) ("Maxeon" or "the Company"), a global leader in solar innovation and channels, today provided a business update following the end of the third quarter, during which the Company’s performance was impacted by reduced shipments to its largest distributed generation (DG) customer located in the United States and an industry-wide demand slowdown in the global DG markets.

Maxeon’s CEO Bill Mulligan commented, “as disclosed in our last earnings call, our largest US DG customer breached their payment obligations under our current Master Supply Agreement (MSA) and we paused shipments in late July as a result. While this customer has recently made several payments on their outstanding balance and is now close to becoming current, we continue to pause our shipments and engage in good faith towards resolution of certain ongoing claims of breach under the MSA. We do not have visibility into how quickly such resolution can be achieved. It is our position that we have firm quantity and pricing contracts in place.”

The Company currently expects third quarter 2023 revenues to be in the range of $224 to $229 million, and shipments to be in the range of 622 to 632 megawatts. As a result, the range of our Adjusted EBITDA guidance we provided for the third quarter is expected to shift downward by approximately $30 million, due to the factors mentioned above as well as certain inventory adjustments.

“In light of the current market environment, Maxeon is taking decisive action to re-engineer its IBC manufacturing capacity and strengthen the fundamentals of our DG business while maintaining full pace and unchanged direction in our U.S. large scale business,” Mulligan continued. “Instead of refurbishing our Fab 5 facility in the Philippines, which we now plan to utilize for the scale-up of our next-generation Maxeon 8 technology, we will convert our legacy Maxeon 3 capacity in the Philippines to Maxeon 7 technology. This will allow us to accelerate market introduction of world-record efficiency Maxeon 7 panels by several months and reduce capital expenditures by about $100 million.”

Through the acquisition of Solaria’s sales channel assets, the Company intends to not only accelerate its IBC product sales through its own Maxeon-branded in the US, but also to enable introduction of a “value” offering, complementary to our premium IBC product. This is the same two-tiered product strategy the Company successfully employs in Europe today.

Maxeon also plans to use this opportunity to begin the preparation of its Fab 3 facility in Malaysia to install a TOPCon solar cell pilot line ahead of the start-up of our planned manufacturing facility in Albuquerque. This pilot line will de-risk our planned US factory ramp.

Maxeon’s Albuquerque solar cell and module factory remains on track. Engineering and pre-construction work are in progress and environmental surveys have been completed. Customer negotiations and due diligence on our DOE loan application are proceeding as planned.

Restructuring actions are expected to result in a reduction of approximately 15% of the Company’s global workforce, with most of the reductions expected to occur by the end of the year.

“As a result of rapidly changing market and industry conditions, we have acted decisively to streamline our operations, invest in new technology, and adjust our mix between the DG and utility-scale markets. We believe that Maxeon is well positioned to weather this market disruption and come out stronger on the other side,” said Mulligan.

Exhibit 99.1
“Maxeon’s strategy is to deliver premium, differentiated products and a superior customer experience across a balanced global portfolio of DG and utility scale markets. The current industry disruption provides an opportunity to re-engineer and rebalance our technology portfolio. I’m confident that this is the right strategy for Maxeon, and that our highly experienced teams, industry-leading technology, and strong track record and presence in attractive high-growth markets provide us with the tools to successfully execute this strategy.”

The Company will provide further detail on its third quarter 2023 results and fourth quarter 2023 guidance, as well as on the impacts of the above-mentioned restructuring activities, during its third quarter 2023 earnings call, which is currently scheduled for November 15, 2023.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding our expectations for our third quarter 2023 revenues, shipments and Adjusted EBITDA and the assumptions underlying those expectations. Additional forward-looking statements include, but are not limited, to statements regarding our expectations for market and industry conditions, our restructuring plans, including those to streamline our operations, invest in new technology, and adjust our mix between the DG and utility-scale markets as described herein, our relationship with SunPower Corporation and the resolution of claims of breach of the MSA, as well as our ability to execute on our plans and strategy.

Additional forward-looking statements can be identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including executing of restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (4) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (5) our ability to manage our key customers and suppliers; (6) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (7) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (8) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (10) fluctuations in our operating results and in the foreign currencies in which we operate; (11) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (12) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (13) challenges managing our acquisitions, joint ventures and partnerships, including our

Exhibit 99.1
ability to successfully manage acquired assets and supplier relationships; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) reaction by investors to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (16) unpredictable outcomes resulting from our litigation activities or other disputes; and (17) the actual numbers and timing of employee reductions are subject to, and will be dependent on, applicable laws and regulations.. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Statement Regarding Preliminary Unaudited Financial Information

This press release includes certain preliminary, unaudited financial information for the three months ended October 1, 2023. The unaudited revenue and shipment information for the quarter ended October 1, 2023, is preliminary, based on the information available at this time and subject to change in connection with the completion of the Company’s financial closing procedures for the quarter ended October 1, 2023. The Company’s actual results and financial condition as reflected in the financial statements that will be included in the Company’s earnings release to be filed with the SEC on Form 6-K, may be adjusted or presented differently from the financial information herein and the variations could be material. Please see “Forward-Looking Statements” for additional information about the preliminary information.